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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of [July], 2003


                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F ( X )                   No      Form 40-F (  )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes (   )                  No ( X )

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

The registrant files with the Korea Securities Exchange the notice dated July 16, 2003. Attached is English language version of the notice.

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The following tables set forth Stock Option granted by Board of Directors.

------------------------------------------------------------------------------------------------------
1. Company              Company Name                                                Mirae Corporation
                       -------------------------------------------------------------------------------
Information             CEO                                                             Hyung Yun Lee
                       -------------------------------------------------------------------------------
                        Total Issued Shares    Common share                               124,637,500
                                              --------------------------------------------------------
                                               Preferred share                                      -
------------------------------------------------------------------------------------------------------
2. Summary of           Date of Board of Director                                       July 15, 2003
                       -------------------------------------------------------------------------------
Stock Option            Date of Stock Option Granted                                    July 16, 2003
                       -------------------------------------------------------------------------------
Granted                 Number of person                                                   50 persons
                       -------------------------------------------------------------------------------
                        Limit of Stock Option Grant                                 18,695,625 shares
                       -------------------------------------------------------------------------------
                        Foundation of Stock Option Grant          Section 10.3 of the Company's
                                                                  Article of Incorporation (The
                                                                  Company can grant 15% of the total
                                                                  issued shares through its
                                                                  Shareholder's meeting in pursuant to
                                                                  section 10.3 of The Securities and
                                                                  Exchange Act in Korea. However, if
                                                                  the stock option grant is smaller
                                                                  than 3% of the total issued shares,
                                                                  the Company can grant stock option
                                                                  through Board of Director.
                       -------------------------------------------------------------------------------
                        Total Stock Option     By Shareholder's               3,865,000 common shares
                        Granted                Meeting
                                              --------------------------------------------------------
                                               By Board of                      780,000 common shares
                                               Director
                                              --------------------------------------------------------
                                               Total Stock                    4,645,000 common shares
                                               Option Granted
                       -------------------------------------------------------------------------------
                        Stock Option Grant                                    1,000,000 common shares

                       -------------------------------------------------------------------------------
                        Method of Stock Option Grant              Issuing New Stock, Grant Treasury
                                                                  Stock or Compensation of the
                                                                  Balance.
------------------------------------------------------------------------------------------------------
3. Condition of         Exercise Period        Beginning Date                           July 16, 2005
                                              --------------------------------------------------------
Stock Option                                   Expiring Date                            July 15, 2010
                       -------------------------------------------------------------------------------
                        Exercise Price         Common share                               (Won) 1,763
------------------------------------------------------------------------------------------------------
4. Others                                                                                           -
------------------------------------------------------------------------------------------------------

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: July 16, 2003


By   MiRi Chung
  ------------------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team